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As filed with the Securities and Exchange Commission on September 25, 2003

Registration No. 333-108920

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ANGIOTECH PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	98-0226269 (I.R.S. Employer Identification No.)
1618 Station Street Vancouver, British Columbia Canada V6A 1B6 (604) 221-7676 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin F. Kelly, Esq.
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104 (206) 447-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David Jennings, Esq. Irwin, White & Jennings 2620 Royal Centre 1055 West Georgia Street P.O. Box 1168 Vancouver, British Columbia Canada V6E 3R5 (604) 664-3720	Kyle V. Guse, Esq. Heller Ehrman White & McAuliffe LLP 275 Middlefield Road Menlo Park, California 94025 (650) 324-7000	William L. Hunter, MD, MSC Chief Executive Officer and President Angiotech Pharmaceuticals, Inc. 1618 Station Street Vancouver, British Columbia Canada V6A 1B6 (604) 221-7676	Peter C. Kalbfleisch, Esq. Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street Vancouver, British Columbia Canada V7X 1L3 (604) 631-3300	Charles K. Ruck, Esq. R. Scott Shean, Esq. Latham & Watkins LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

Province of British Columbia
(Principal Jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box)

A.	☒	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☐	At some future date (check the appropriate box below)
	1.	☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar dates after filing).
	2.	☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registration or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	After the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated September 25, 2003

PROSPECTUS

5,000,000 Shares

Common Shares

        Angiotech Pharmaceuticals, Inc. is offering 5,000,000 common shares. Our common shares are quoted on the Nasdaq National Market under the symbol "ANPI" and listed on the Toronto Stock Exchange under the symbol "ANP." The Nasdaq National Market and the Toronto Stock Exchange have conditionally approved the listing of the common shares offered under this prospectus, subject to compliance with the requirements of these exchanges, in the case of the Toronto Stock Exchange, on or before December 18, 2003. On September 24, 2003, the closing sale price of the common shares as reported on the Nasdaq National Market was US$45.33 and on the Toronto Stock Exchange was CDN$61.13.

        Investing in the common shares involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus.

        We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of U.S. companies.

        Owning the common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Tax Considerations for U.S. Shareholders."

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in British Columbia, some of our officers and directors named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers and directors are located outside of the United States.

	Per Share	Total
Public offering price	US$	US$
Underwriting commission	US$	US$
Proceeds, before expenses, to Angiotech	US$	US$

        The public offering price for common shares offered in the United States is payable in U.S. dollars, and the public offering price for common shares offered in Canada is payable in Canadian dollars. The Canadian dollar amount is the equivalent of the U.S. price of the common shares being offered hereby. We plan to offer 3,750,000 common shares in the United States and internationally and 1,250,000 common shares in Canada.

        The underwriters may also purchase up to an additional 750,000 shares from us at the public offering price, less the underwriting commission, within 30 days after the date of this prospectus to cover over-allotments, if any.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The common shares will be ready for delivery in New York, New York on or about            , 2003.

Global Coordinator

Merrill Lynch & Co.

Joint Bookrunners

Lehman Brothers Merrill Lynch & Co.

Banc of America Securities LLC

                                      Thomas Weisel Partners LLC

                                                                                   Adams, Harkness & Hill, Inc.

The date of this prospectus is September        , 2003.

PACLITAXEL-COATED CORONARY STENT PROGRAM

DRUG-LOADED VASCULAR WRAP PROGRAM

TABLE OF CONTENTS

Prospectus Summary	1
Exchange Rate Data	11
Risk Factors	12
Forward-Looking Statements	24
Use of Proceeds	25
Dividend Policy	25
Capitalization	26
Dilution	26
Recent Acquisition of Cohesion	27
Management	28
Description of Share Capital	31
Certain Tax Considerations for U.S. Shareholders	31
Underwriting	36
Legal Matters	39
Experts	39
Auditors, Transfer Agent and Registrar	39
Documents Incorporated by Reference	39
Additional Information	42
Documents Filed as Part of the Registration Statement	42

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate as of the date on the front cover of this prospectus.

        In this prospectus, "Angiotech," the "Company," "we," "us" and "our," each refers to Angiotech Pharmaceuticals, Inc. and its consolidated subsidiaries unless the context requires otherwise.

        Certain names used in this prospectus are our trademarks. This prospectus also includes references to trademarks, product names and company names of other companies.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus or in the documents incorporated by reference. This summary does not contain all of the information that you should consider before investing in our common shares. You should carefully read the entire prospectus, including the section titled "Risk Factors" and the documents and financial statements incorporated by reference into this prospectus, before making an investment decision. Angiotech publishes its financial statements in Canadian dollars in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. All references to "$," "CDN$" or "dollars" in this prospectus refer to Canadian dollars and all references to "US$" refer to U.S. dollars.

Angiotech Pharmaceuticals, Inc.

        We are a leader in the emerging field of drug-coated medical devices and drug-loaded surgical implants. We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants. Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes. Using our technology, we have identified numerous specific problems associated with a variety of medical devices and surgical implants and are developing pharmaceutical solutions to improve their performance. We believe that our approach may achieve better clinical results than either drugs or medical devices and surgical implants may achieve independently.

        We have five products approved for sale in various jurisdictions. Our leading product is our paclitaxel-eluting coronary stent designed to reduce restenosis in patients following a balloon angioplasty procedure. We have developed this product through our co-exclusive licensing arrangement with Boston Scientific Corporation and Cook Incorporated.

        The following table outlines our current product and pipeline portfolio:

Product Class	Product Name	Partners	Regulatory Status

Drug-Coated Medical Devices	TAXUS™ Express™ (paclitaxel-eluting coronary stents)	Boston Scientific Corporation	Approved: Europe, Canada, Argentina, Australia, India, Mexico, New Zealand & Singapore

	COOK V-Flex Plus™ PTX (paclitaxel-eluting coronary stents)	Cook Incorporated	Approved: Europe

	Peripheral paclitaxel-eluting stents	Boston Scientific Corporation and Cook Incorporated	Pre-clinical

	Perivascular Wrap	C.R. Bard, Inc.	Pre-clinical

Pharmaceutical Applications	PAXCEED™ • Rheumatoid arthritis • Psoriasis	— —	Phase II Phase I

Surgical Implants	Adhibit™ (anti-adhesion barrier)	Baxter Healthcare Corporation (subject to option)	Approved: Europe

	CoSeal® (vascular sealant)	Baxter Healthcare Corporation	Approved: United States, Europe, Canada & Australia

	CoStasis® (surgical hemostat)	US Surgical (Tyco Healthcare Group LP)	Approved: United States, Europe, Canada & Australia

        Paclitaxel forms the basis of several of our initial product development efforts. The drug's impact on a wide range of biological processes leads us to believe that it may be effective in numerous previously unrecognized significant clinical indications. We are currently pursuing development of paclitaxel-based product candidates for restenosis, and for systemic diseases such as rheumatoid arthritis and psoriasis.

Drug-Coated Medical Devices

Paclitaxel-Eluting Coronary Stents

        Balloon angioplasty is one of the most widely used treatments for heart and vascular disease. During the angioplasty procedure, a small metal structure, called a stent, is left in the artery to prop the vessel open. While stents have revolutionized the practice of interventional cardiology, restenosis, or the renewed narrowing of the treated arteries, still occurs within six months in approximately 25% to 40% of all stent procedures. If restenosis occurs, a patient may require additional intervention including repeat angioplasty, restenting or by-pass surgery. The estimated 2002 worldwide market for coronary stents was US$2.3 billion. We believe the introduction of a drug-loaded stent that limits restenosis rates to single digits at six months has the potential to redefine and expand the interventional cardiology market.

        We have a co-exclusive, worldwide licensing agreement with Boston Scientific and Cook for the rights to develop and market paclitaxel coated coronary, peripheral and gastrointestinal stents using our technology. Under the terms of our agreement, we receive a royalty from worldwide sales of paclitaxel-eluting stents, which are stents that release paclitaxel locally. In Europe, both Boston Scientific and Cook have received a CE Mark for their paclitaxel-eluting coronary stents and Boston Scientific has commenced sales. In the United States, Boston Scientific and Cook have concluded several clinical trials of paclitaxel-eluting coronary stents that have demonstrated positive results.

        On September 15, 2003 Boston Scientific presented the data from its U.S. pivotal TAXUS IV clinical trial at the Transcatheter Cardiovascular Therapeutics Conference in Washington, D.C. The nine-month, randomized, double-blind TAXUS IV clinical trial enrolled 1,326 patients in the United States to assess the safety and efficacy of a slow-release formulation paclitaxel-eluting TAXUS Express stent.

        The clinical trial reported a restenosis rate of 5.5% in the TAXUS group of patients within the stented area compared with 24.4% in the control group of patients. The clinical trial also reported that, within an analyzed segment of the vessel including the stented area and 5 mm beyond each end of the stent, referred to as in-segment, a restenosis rate of 7.9% in the TAXUS group of patients compared with 26.6% in the control group of patients. Diabetic patients, which are typically a difficult group to treat, comprised 24% of the overall patient population in the TAXUS IV clinical study. This group had an in-segment restenosis rate of 6.4%, which is similar to the 7.9% in-segment restenosis rate of the TAXUS group in the overall clinical trial patient population.

        The clinical trial demonstrated the safety of the slow-release formulation paclitaxel-eluting TAXUS Express stent. The trial examined major adverse cardiac events, or MACE, which include death, myocardial infarction and target vessel revascularization within the patient population at 9 months. The trial reported an 8.5% MACE rate at 9 months in the TAXUS group of patients compared with 15% in the control group of patients.

        The data will be assessed by the U.S. regulatory authorities at a special panel meeting on November 20, 2003 and approval in the United States is expected by Boston Scientific in late 2003 or the first calendar quarter of 2004. However, see section titled "Risk Factors — Boston Scientific may be enjoined from commercializing our lead product in the United States."

        In its previous TAXUS I and TAXUS II studies, Boston Scientific demonstrated an in-stent restenosis rate of 0% and 1.2% respectively. The TAXUS III trial studied the treatment of a failed bare metal stent treated with a drug-eluting stent. Six month results for the TAXUS III trial were also positive with most of the restenosis events taking place within gaps left between some of the drug-eluting stents.

        Cook has also demonstrated positive results with its paclitaxel-eluting coronary stent. Cook completed three trials, the Asian ASPECT clinical trial, the European ELUTES clinical trial, and a small 21 patient in-stent restenosis pilot study evaluating the role of a drug-eluting stent within a failed bare metal stent. In the fall of 2001, Cook reported six-month restenosis rates of 4% in the ASPECT clinical trial, 3% restenosis rates in the ELUTES clinical trial and 0% restenosis within the stent in the in-stent restenosis pilot study. Third-parties have conducted clinical trials of a product based on our and Cook's technology under an agreement with Cook, but we have not been involved in those trials and do not have access to the related clinical trial data. Additional results may be released in the near future.

Paclitaxel-Eluting Peripheral Stents

        Paclitaxel-eluting peripheral, or non-coronary, stents are under development by both Boston Scientific and Cook and are expected to commence clinical trials in 2004. The estimated 2002 worldwide market for peripheral stents was US$500 million.

Perivascular Wraps

        Peripheral vascular disease, or PVD, is a common circulation problem in which the arteries that carry blood to the legs or arms become narrowed or clogged. Grafts, which may be either synthetic or a vein from a patient's own body, are used to by-pass these arterial blockages. At present, there are over 250,000 non-coronary by-pass procedures performed per year in the United States alone. Cumulative data demonstrates an incidence of 40% restenosis after five years. These grafts fail principally because of restenosis occurring where the graft is attached to the patient's artery. Furthermore, a major limitation to the broader use of by-pass grafts is that when inserted into smaller vessels, such as occurs during by-pass surgery below the knee, restenosis occurs more often. Procedures below the level of the knee have restenosis rates as high as 55% after three years.

        Our perivascular wrap is a biodegradable, synthetic mesh loaded with paclitaxel that is wrapped around the outside wall of a vessel following by-pass surgery. When applied to the outside wall of the vessel, the wrap delivers drug to the blood vessel wall in a targeted manner to prevent restenosis associated with surgical vascular procedures. We believe that our peripheral vascular wraps could potentially be used in a significant percentage of peripheral graft procedures to prolong the life of the by-pass grafts and expand the possible application into the treatment of smaller vessels.

        In December 1998 we entered into an agreement with C.R. Bard, Inc. granting an exclusive, worldwide license to our technology for peripheral vascular surgical applications, including peripheral vascular grafts and hemodialysis access grafts.

        We are in the final stages of pre-clinical studies of our perivascular wrap. In January 2003 we completed final analysis of a large animal efficacy study. In a sheep carotid by-pass model with a synthetic graft, an 85% improvement in stenosis was achieved. The safety profile was excellent. There were no signs of toxicity and the vessel junction sites were fully healed. We intend to begin human clinical trials in the last calendar quarter of 2003.

Pharmaceutical Applications

        We have developed an intravenous, or systemic, treatment using paclitaxel for chronic inflammatory diseases and have clinical programs in rheumatoid arthritis and psoriasis. Treating patients with chronic inflammatory diseases requires that side effects of systemic treatments be minimized. We have produced a proprietary systemic paclitaxel formulation, PAXCEED, for patients with active, widespread diseases that avoids the negative side effects often associated with paclitaxel. PAXCEED has the potential to reduce inflammation and inhibit an enzyme that breaks down cartilage.

        Rheumatoid arthritis — Rheumatoid arthritis is a debilitating, chronic inflammatory disease affecting 1% to 2% of the world's population. PAXCEED has the potential to be positioned as a synergistic therapy to current treatments. A 50 patient Phase II clinical trial is currently underway.

        Psoriasis — Psoriasis is a chronic inflammatory skin disease characterized by thick, raised lesions. Approximately 6.4 million people in the United States suffer from psoriasis. A psoriasis Phase I clinical study using PAXCEED was completed and positive results were announced in March of 2003.

        Upon the completion of the rheumatoid arthritis Phase II clinical trial, we intend that any further development and commercialization of PAXCEED for pharmaceutical applications be carried out through a strategic alliance with a biopharmaceutical company.

Surgical Implants

Cohesion Acquisition

        In January 2003 we acquired Cohesion Technologies, Inc. for $73.3 million (US$47.9 million) payable through the issuance of 2,405,628 of our common shares. The acquisition of Cohesion provides us with the opportunity to drug-load some approved surgical implants and to accelerate product development timelines by combining the research, development, clinical and regulatory resources of both companies. In addition, the acquisition provided us with three commercial surgical implant products, CoSeal, CoStasis and Adhibit.

        Cohesion's products and programs are based on a platform of proprietary technologies centered on collagen and hydrophilic polymers that quickly bond together inside the body and bind to tissue. On February 25, 2003 we entered into a strategic alliance with Baxter Healthcare Corporation for worldwide, excluding Japan and certain other territories, sales, marketing and distribution of CoSeal for use as a tissue sealant, adhesive or glue. This alliance gives Baxter an option on Adhibit for use as an adhesion prevention barrier. In April 2003 we broadened the strategic alliance to provide Baxter with worldwide manufacturing rights for those products. We retained all rights for all drug-loaded versions of those products.

        CoSeal — CoSeal is the first fully synthetic vascular sealing agent approved by the U.S. Food and Drug Administration, or the FDA, and has been sold in the United States since February 2002. CoSeal is approved for use in the United States, Canada and Europe for vascular reconstructions to achieve adjunctive hemostasis by mechanically sealing areas of leakage. CoSeal is designed to rapidly seal tissue surfaces, suture lines and synthetic grafts during surgery. A new premixed configuration of CoSeal has received both FDA and European CE Mark approval in February 2002 and September 2000 respectively. The premixed configuration of CoSeal is simpler to use, can be stored at room temperature and has a two-hour lifespan once activated. We began a pulmonary sealant study in Europe in February 2003 evaluating CoSeal in the prevention of air leaks in the lung after surgery. We believe a positive outcome will permit a European label expansion, allowing CoSeal to be used in pulmonary surgery for the prevention of air leaks.

        CoStasis — CoStasis Surgical Hemostat is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Hemostatic devices are used to control bleeding during surgeries to avoid serious problems such as tissue damage, gross swelling and excessive scarring or life-threatening complications, such as blood loss. CE Mark approval for CoStasis was granted in September 1998 and in June 2000 CoStasis received FDA approval.

        Adhibit — Adhibit adhesion prevention gel, which is based on the polymers used in CoSeal, was granted CE Mark approval in August 2002 to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery. Adhesions occur when normally separate tissues scar together. At the time of surgery, there is damage to tissue, which can lead to abnormal connections of scar tissue forming between tissues and organs. Potential serious complications of adhesions include bowel obstruction, increased difficulty of re-operations, chronic pain and infertility. Adhibit binds directly to the tissue and forms a temporary barrier between surfaces, preventing contact and adhesions from forming. We commenced a pivotal European trial in July 2003 using Adhibit to reduce the incidence and severity of adhesions following laparoscopic surgery for removal of uterine fibroids, a procedure known as myomectomy. The study will be used to support the expansion of the population of surgical patients in Europe that could potentially benefit from Adhibit. Additional studies designed to support a North American approval request are planned for the fourth quarter of calendar 2003.

Our Strategy

        Our goal is to further our leadership position in the convergence of surgical implants and medical device technologies with pharmaceutical therapeutics. In order to achieve this goal, we are undertaking the following strategies:

Leverage Our Technology Platforms to Develop Future Products

        We continue to assess, understand and study other applications of our technology and its ability to improve patient outcomes. This includes the continued analysis of the biology pertaining to the failure of medical devices and surgical implants and the ongoing determination of therapeutic drug selection, concentration, total dose and drug release characteristics required to enhance medical device and surgical implant performance and modulate the interaction between tissue and the relevant medical devices or surgical implants. We believe that this approach allows us to create additional novel drug-coated medical devices and surgical implants that achieve better clinical results than either drugs or medical devices and surgical implants may achieve independently.

Identify and Target Significant Markets with Unmet Needs

        We continue to identify numerous specific problems associated with a variety of commonly used, commercially successful medical devices and surgical implants and are developing pharmaceutical coatings to improve their performance and provide them with a competitive advantage. For example, we believe the paclitaxel-coating dramatically improves the performance of bare metal stents leading to improved patient outcomes, premium pricing and stent market growth. We believe other prominent medical devices and surgical implants could be similarly affected through the proprietary addition of locally-delivered therapeutics. Paclitaxel vascular wraps in the management of by-pass failure are a further example of this type of next-generation product.

Leverage our Existing and Future Strategic Collaborations

        We pursue a strategy of developing products to an appropriate stage before executing agreements with strategic collaborators. We identify industry leaders to complete product development, seek regulatory approvals and market and sell our product candidates. We believe this strategy allows us to obtain more favorable economic arrangements than would be available in earlier stage collaborations, while allowing us to avoid the expense of large-scale product development and commercialization. Because our strategic collaborators will be responsible for selling and marketing these products should they be approved, we expect to gain the benefit of their expertise and avoid the cost associated with these activities. We are also better able to pursue multiple product opportunities as a result.

Establish and Maintain a Strong Intellectual Property Portfolio

        We are among the first companies to develop an extensive intellectual property portfolio of products combining approved pharmaceutical agents, such as paclitaxel, with medical devices and surgical implants. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in the United States and other significant markets, as well as protect trade secrets and know-how as our biological assays uncover additional important drug-device combinations.

Pursue Selected Strategic Acquisitions

        We believe that strategic acquisitions represent an effective means to broaden our product lines. We intend to pursue opportunities that enhance sales growth and offer complementary products and product lines to which we can apply our screening and drug-coating technologies.

        We were established in 1992 under the laws of British Columbia, Canada. Our principal executive offices are located at 1618 Station Street, Vancouver, British Columbia, V6A 1B6, and our telephone number is (604) 221-7676. Our website address is www.angiotech.com. Information contained in our website shall not be deemed to be part of, or incorporated by reference in, this prospectus. Our website address is included in this document as an inactive textual reference only.

        Our fiscal year ends on December 31. Prior to the present fiscal year, our fiscal year end was September 30. References in this prospectus to a particular fiscal year generally mean the 12 months ended on September 30 of that year, unless we are referring to the current fiscal year which means the 15 months ended December 31, 2003.

        Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.

        This prospectus contains forward looking statements which involve risks and uncertainties. See the section titled "Forward-Looking Statements."

        Unless otherwise stated, currency amounts in this prospectus have been converted based on the September 24, 2003 noon exchange rate quoted by the Bank of Canada for one U.S. dollar expressed in Canadian dollars. The rate on September 24, 2003 was CDN$1.00 equals US$0.7384.

        Brand names or trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common shares offered by Angiotech	5,000,000 common shares
Common shares to be outstanding after this offering	40,297,724 common shares
Use of proceeds	Clinical studies, research and product development, working capital and general corporate purposes, including acquisitions. See section titled "Use of Proceeds."
Nasdaq National Market symbol	ANPI
The Toronto Stock Exchange symbol	ANP

        Angiotech has granted to the underwriters an over-allotment option to purchase up to an aggregate number of common shares equal to 15% of the total number of common shares sold pursuant to this offering. The number of common shares to be outstanding upon completion of the offering, assuming no common shares are issued under the over-allotment option, is based on the number of common shares outstanding as of August 31, 2003 and excludes the following:

  •
  4,416,116 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $29.00 and 218,149 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of US$22.83 per common share; and
  •
  5,000 common shares issuable upon achievement of a specified milestone pursuant to a license agreement.

Summary Financial Information

        The following selected historical financial data for each of the three years in the period ended September 30, 2002 have been derived from our audited consolidated financial statements. Our financial statements as of September 30, 2002, 2001 and 2000 and for the years then ended have been incorporated by reference into this prospectus. The financial data as of June 30, 2003 and 2002, and for each of the nine-month periods then ended, have been derived from our unaudited consolidated financial statements that include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. This data should be read in conjunction with our audited and unaudited consolidated financial statements, including the notes to the financial statements, incorporated by reference into this prospectus, and the risk factors described in the section titled "Risk Factors" beginning on page 12. We have changed our year end to December 31 effective December 31, 2003. Our transition year will be the 15-month period ended December 31, 2003.

        Our consolidated financial statements are prepared in Canadian dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. generally accepted accounting principles, or U.S. GAAP, except as disclosed in note 13 of the consolidated financial statements for the year ended September 30, 2002, which are incorporated by reference into this prospectus.

	Nine Months Ended June 30,		Fiscal Year Ended September 30,
(in thousands of Cdn. dollars, except per share amounts)
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenue:
Product sales	$5,180	$—	$—	$—	$—
License and research contract fees(1)	2,730	7,168	7,322	1,123	4,765
Royalty revenue	486	—	8	—	—

Total revenue	8,396	7,168	7,330	1,123	4,765
Expenses:
Cost of goods sold — product sales	2,676	—	—	—	—
Research and development	10,615	13,957	16,311	15,114	9,608
Selling, general and administration	14,308	8,128	12,104	7,336	4,357
Amortization	6,171	2,338	3,141	2,112	1,655

Total expenses	33,770	24,423	31,556	24,562	15,620

Operating loss	(25,374)	(17,255)	(24,226)	(23,439)	(10,855)
Other (expenses) income:
Foreign exchange (loss) gain	(14,517)	(3,732)	629	5,976	3,285
Investment and other income	1,493	2,772	3,454	9,136	5,925
Interest expense — capital lease	(73)	—	—	—	—

Total other (expenses) income	(13,097)	(960)	4,083	15,112	9,210

Loss for the period	$(38,471)	$(18,215)	$(20,143)	$(8,327)	$(1,645)

Loss per common share(2)	$(1.16)	$(0.58)	$(0.64)	$(0.27)	$(0.06)
Weighted average number of common shares (in thousands)(2)	33,229	31,220	31,266	30,828	28,664

(1)
See Note 3 to the 2002 Consolidated Financial Statements. Effective July 1, 2001, we changed our accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the Securities and Exchange Commission in December 1999. This change has been applied retroactively and all prior periods reported herein have been adjusted accordingly. The impact of this change on the results of operations for the year ended September 30, 2000 as previously reported, was to increase license and research contract fees by $272,000, reduce the loss for the year by $272,000 and increase each of deferred revenue and accumulated deficit by $2,292,000.

(2)
After taking into account the effect of the two-for-one stock split which occurred on March 17, 2003.

	As at June 30,		As at September 30,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$122,964	$137,802	$136,350	$156,094	$160,295
Total assets	212,990	147,624	151,565	162,703	165,929
Total shareholders' equity	187,366	140,722	139,412	156,928	161,256

        The above summary financial information stated in U.S. dollars is set forth below. The summary financial information is converted from Canadian dollars into U.S. dollars using the end of period exchange rates for Balance Sheet Data and average for period exchange rates for Statement of Operations Data as provided in the section titled "Exchange Rate Data."

	Nine Months Ended June 30,		Fiscal Year Ended September 30,
(in thousands of U.S. dollars, except per share amounts)
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenue:
Product sales	$3,471	$—	$—	$—	$—
License and research contract fees(1)	1,829	4,547	4,655	732	3,237
Royalty revenue	326	—	5	—	—

Total revenue	5,626	4,547	4,660	732	3,237
Expenses:
Cost of goods sold — product sales	1,793	—	—	—	—
Research and development	7,113	8,854	10,369	9,847	6,527
Selling, general and administration	9,588	5,156	7,695	4,779	2,960
Amortization	4,135	1,483	1,997	1,376	1,124

Total expenses	22,629	15,493	20,061	16,002	10,611

Operating loss	(17,003)	(10,946)	(15,401)	(15,270)	(7,374)
Other (expenses) income:
Foreign exchange (loss) gain	(9,728)	(2,368)	400	3,893	2,232
Investment and other income	1,000	1,759	2,196	5,952	4,025
Interest expense — capital lease	(49)	—	—	—	—

Total other (expenses) income	(8,777)	(609)	2,596	9,845	6,257

Loss for the period	$(25,780)	$(11,555)	$(12,805)	$(5,425)	$(1,117)

Loss per common share(2)	$(0.78)	$(0.37)	$(0.41)	$(0.18)	$(0.04)
Weighted average number of common shares (in thousands)(2)	33,229	31,220	31,266	30,828	28,664

(1)
See Note 3 to the 2002 Consolidated Financial Statements. Effective July 1, 2001, we changed our accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the Securities and Exchange Commission in December 1999. This change has been applied retroactively and all prior periods reported herein have been adjusted accordingly. The impact of this change on the results of operations for the year ended September 30, 2000 as previously reported, was to increase license and research contract fees by CDN$272,000, reduce the loss for the year by CDN$272,000 and increase each of deferred revenue and accumulated deficit by CDN$2,292,000.

(2)
After taking into account the effect of the two-for-one stock split which occurred on March 17, 2003.

	As at June 30,		As at September 30,
	2003	2002	2002	2001	2000
	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$90,723	$90,743	$85,982	$98,854	$106,372
Total assets	157,144	97,210	95,577	103,040	110,110
Total shareholders' equity	138,239	92,665	87,913	99,383	107,009

EXCHANGE RATE DATA

        The following table sets out, for each period indicated, the exchange rate at the end of the period and the average of the exchange rates on each day during the period for one Canadian dollar expressed in U.S. dollars, based on the noon exchange rate quoted by the Bank of Canada for one U.S. dollar expressed in Canadian dollars. As of September 24, 2003, the rate was CDN$1.00 equals US$0.7384.

	Fiscal Year Ended September 30,			Nine Months Ended June 30,
	2000	2001	2002	2002	2003
End of period	$0.6636	$0.6333	$0.6306	$0.6585	$0.7378
Average for period	$0.6793	$0.6515	$0.6357	$0.6344	$0.6701

RISK FACTORS

        Any investment in our common shares involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in this prospectus, before you decide whether to buy our common shares. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment in our common shares.

Risks Related to Our Business

Boston Scientific may be enjoined from commercializing our lead product in the United States.

        Boston Scientific is involved in several legal proceedings concerning challenges to its stent business and expects that it will be involved in additional legal proceedings in the future. Current material litigation proceedings relate to the stent design, Express, used in Boston Scientific's version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit Boston Scientific from making, using, selling, offering for sale or importing the Express stent into the United States. If Cordis is successful in obtaining an injunction, we would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly delayed. We can give no assurance regarding the outcome of this litigation, but we recognize there is a substantial possibility that Boston Scientific may be enjoined from commercializing our lead product in the United States. We anticipate a ruling may be given in this matter by the district court by the end of calendar year 2003, which ruling might be appealed by the losing party. Additional details of this litigation are provided below.

        On January 13, 2003 Cordis filed suit against Boston Scientific and Scimed Life Systems, Inc., who we refer to collectively as BSC, in the U.S. District Court for the District of Delaware for infringement of U.S. Letters Patent No. 4,739,762, or the 762 patent. On February 14, 2003 Cordis also filed a motion requesting the Court to preliminarily enjoin BSC from making, using, selling or offering the Express stent for sale in the United States, from importing the Express stent into the United States, and from otherwise infringing, contributing to the infringement, or inducing the infringement of the 762 patent, during the pendency of the case. Cordis had previously sued to enforce the claim of the 762 patent that is being asserted in this litigation against BSC's NIR stent. On March 5, 2003 BSC answered Cordis' complaint and filed a counterclaim for patent infringement against Cordis.

        On March 14, 2003 BSC filed its brief in opposition to Cordis' preliminary injunction motion. BSC argued that Cordis should not succeed in its request for an injunction because its Express stent did not infringe the asserted claims of the 762 patent and Cordis' proposed construction of that claim would render the claim invalid. BSC additionally put forward arguments, among others, that Cordis will not be irreparably harmed absent an injunction, that the balance of harm favors BSC and that the public interest would be harmed if BSC were enjoined.

        On July 21-23, 2003 a hearing was held on Cordis' request for a preliminary injunction. In this hearing, Cordis dropped its request for a preliminary injunction against BSC's bare metal Express stent, but asked the Court for a preliminary injunction on BSC's drug-eluting stent, TAXUS, which is based upon the same stent platform as Express, but which is coated using our technology to elute the drug paclitaxel.

        Following the July 21-23, 2003 preliminary injunction hearing, in another litigation matter relating to a Boston Scientific stent, the NIR stent, the Court of Appeals for the Federal Circuit affirmed the district court's findings of fact and conclusions of law that the 762 patent was not invalid despite the invalidity defences raised in that litigation and reversed the district court's construction of the claim of the 762 patent that is at issue in the litigation concerning TAXUS. The Federal Circuit's claim construction potentially weakens BSC's arguments against infringement. In the litigation concerning TAXUS, the parties have submitted their respective opening post-hearing briefs. On September 12, 2003 reply briefs were filed.

        If the Cordis lawsuit or any other legal proceeding challenging Boston Scientific's stent business were successful, it would likely result in a significant delay in the commercialization of our technology, postpone our anticipated revenues and could seriously harm our business. While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on Boston Scientific's ability to sell its TAXUS stent in the United States.

We depend on Boston Scientific for most of our future revenues and lead product development.

        Although we rely on a number of collaborators for product development, we currently depend heavily on Boston Scientific for the development and commercialization of the paclitaxel-eluting coronary stent, our lead product, including the design, conduct and timing of clinical trials and providing us with necessary clinical data. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent upon Boston Scientific. The amounts payable by Boston Scientific to us vary from 5% to 10% of gross sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay 1% of gross sales to the National Institutes of Health under a license agreement. There is no guarantee that royalty payments under the license agreement with Boston Scientific will continue or increase, and demand for Boston Scientific's product could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, or if there is a reduction in demand for our products for any reason, our business would be seriously harmed.

We have a history of net losses and may not achieve or maintain profitability.

        We began operations in 1992 and have incurred a loss from operations in all of the years of our existence. As of June 30, 2003 our accumulated deficit was approximately $98.7 million. We incurred losses of approximately $20.1 million for the year ended September 30, 2002 and $38.5 million for the nine months ended June 30, 2003. Our ability to achieve and maintain profitability will depend on, among other things, the successful commercialization of our technology. We cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable on a quarterly or an annual basis.

        Even if we are not able to successfully commercialize our products, we believe that we have sufficient capital to fund our business and operations through at least 2005. However we may need to raise additional capital in the future. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital though an offering of common shares, preference shares or debt, which may result in dilution or the issuance of securities with rights senior to the rights, of the holders of common shares.

Our success depends on the successful commercialization of our technology.

        The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

  •
  future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective. For example, the efficacy of PAXCEED for multiple sclerosis was not established in our previous clinical trials;

  •
  even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;

  •
  even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

        If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

        Our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we currently collaborate with Boston Scientific and Cook to develop and market our coronary and peripheral stents, with Baxter to manufacture and market our CoSeal and Adhibit products and US Surgical to market our CoStasis product. Those strategic collaborators are currently essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators' activities with respect to our products.

        Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:

  •
  failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

  •
  the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

  •
  the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

  •
  the failure of a strategic collaborator, such as Bard, Boston Scientific or Cook, to make required milestone payments or exercise options which may result in the termination of applicable licensing arrangements.

        We rely on others to manufacture products that use our technology. For example, under the terms of an agreement with Baxter, the manufacture of CoSeal and Adhibit is being transferred to Baxter. Our products will have to be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We do not currently have facilities for the commercial production of our products other than CoStasis. We intend to contract with third-party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our products could be delayed. If third-parties cannot deliver commercial quantities in a timely manner, our revenues could be significantly reduced.

        We may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.

        We have limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues.

Any failure to obtain and protect intellectual property could adversely affect our business.

        Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. We have filed and are actively pursuing patent applications in Canada, the United States and other jurisdictions. We have also obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. We may not be able to obtain patent protection for key elements of our technology. The patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. There can be no assurance that:

  •
  patent applications will result in the issuance of patents;

  •
  additional proprietary products developed will be patentable;

  •
  licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

  •
  patents issued will provide adequate protection or any competitive advantages;

  •
  patents will not be successfully challenged by any third parties; or

  •
  the patents of others will not impede our or our collaborators' ability to commercialize our technology.

        The drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

        Patent protection may not be available based on prior art. The publication of discoveries in the scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we, or where applicable, one of our licensors, were the first creator of inventions covered by issued patents or pending patent applications or that we, or where applicable one of our licensors, was the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all.

        Third-parties have filed several oppositions against our granted European patent relating to stents and rheumatoid arthritis. These oppositions asserted a number of grounds, including patents and scientific articles, that are alleged as prior art to our granted European patent. After a hearing before the Opposition Division of the European Patent Office in July 2000 a decision was rendered holding several of the non-stent related claims invalid. No formal decision has been rendered with respect to claims relating to stents and methods of using drug-coated stents. We appealed the decision of the Opposition Division to the Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case back to the Opposition Division for further consideration of the claims that were granted by the European Patent Office including certain claims relating to drug-coated stents. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

        We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor's technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us. For instance, we are in discussions with Harvard University as to the purported termination of a previously granted license involving certain intellectual property relating to our perivascular wrap technology. While we do not believe that these discussions will result in the termination of the Harvard license, we can give no assurance that the license will not be terminated. If the Harvard license is terminated, it may have an adverse impact on our rights to commercialize the perivascular wrap technology.

        We may need to obtain additional licenses for the development of our products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

        Our intellectual property includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Our ability to operate could be hindered by the proprietary rights of others.

        A number of pharmaceutical, biotechnology and medical device companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights. We are aware of other parties with intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications altogether.

        If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties' patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we will be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Any such license could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Our development programs and products subject us to the risk of product liability claims for which we may not be able to obtain adequate insurance coverage.

        Human therapeutic products and medical devices involve the risk of product liability claims and associated adverse publicity. Our principal risks relate to the sales of our products and currently their use in clinical trials. Claims may be made by consumers, healthcare providers, third party strategic collaborators or others selling our products. There can be no assurance that we will be able to obtain or maintain sufficient and affordable insurance coverage for any of these claims. Without sufficient coverage, any claim, any threat of such a claim or any product withdrawal could seriously harm our business.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our principal product candidates. Any such success may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by our competitors and others. Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

  •
  pay substantial damages;

  •
  cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

  •
  expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

  •
  discontinue processes incorporating infringing technology; or

  •
  obtain licenses to the infringed intellectual property.

        We cannot assure you that we would be successful in developing or acquiring non-infringing intellectual property or that necessary licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we do not obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

        If third-parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

We currently face and will continue to face significant competition.

        Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include Johnson & Johnson, Guidant Corporation, Abbott Laboratories, Biocompatibles International plc, Boston Scientific Corporation, Medtronic, Inc., Tyco Healthcare Group, Baxter Healthcare Corporation, Haemacure Corporation, Genzyme Biosurgery, a division of Genzyme Corporation, and Lifecore Biomedical, Inc., among others. Other companies may:

  •
  develop and patent products earlier than us;

  •
  obtain regulatory approvals for such products more rapidly;

  •
  obtain patent protection for such products earlier than us; or

  •
  develop more effective or less expensive products.

        While we will seek to expand our technological capabilities in order to remain competitive, there is a risk that:

  •
  research and development by others will render our technology or product candidates obsolete or non-competitive;

  •
  treatments or cures developed by others will be superior to any therapy developed by us; and

  •
  any therapy developed by us will not be preferred to any existing or newly developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

        Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations or supported by the market for these products. There can be no assurance that third-party insurance coverage and reimbursement will be available for the products we might develop.

        Third-party payers are increasingly challenging the price of medical products and services. In some countries in Europe, significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and we do not know whether adequate third party coverage will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the United States, while reimbursement amounts previously approved appear to provide a reasonable rate of return, there can be no assurance that this will continue to be the case due to proposed health care reforms. Efforts by governmental and third-party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which could seriously harm our business.

        Further, we cannot be certain that our products will gain commercial acceptance among physicians, patients and health care payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in North America or internationally, which can take significant time and be very costly.

        The development, manufacture and sale of medical devices and human therapeutic products in Canada, the United States and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

  •
  approval of manufacturing facilities and practices;

  •
  adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

  •
  review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

  •
  control of marketing activities, including advertising and labeling.

        The product candidates currently under development by us or our collaborators will require significant development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed.

        If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

Even if some of our products and manufacturing facilities receive regulatory approval, those products and facilities may still face subsequent regulatory difficulties.

        If we or our collaborators receive regulatory approval to sell any of our products, regulatory agencies will limit the approval to certain diseases, conditions or categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer's facilities to ongoing regulatory requirements. Regulatory agencies may also require expensive post-approval studies. Any adverse effects associated with our products must also be reported to regulatory authorities. If new data are developed, previously unknown adverse experiences with a product occur, deficiencies in our or our collaborators' manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may impose restrictions on that product or on us or our collaborators, including the requirement to withdraw the product from the market, close the facility, suspend manufacturing, change the product's label or pay substantial fines. For instance, in 2003, we recalled for approximately one week the CoSeal product due to regulatory concerns with the packaging. We are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

Our manufacturing facilities must comply with applicable regulations.

        We currently manufacture CoStasis at our Cohesion facility and we rely on our collaborators for the manufacture of our other products. Our and our collaborators' manufacturing practices may not satisfy regulatory requirements. Because we contract with third-parties for manufacturing of the majority of our products, our ability to control third-party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third-party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators' manufacturing processes will satisfy GMP or ISO requirements.

        In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations.

We may incur losses associated with foreign currency fluctuations.

        Our operations are in some instances conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. In addition to the Canadian dollar, we currently conduct some operations in U.S. dollars. Exchange rate fluctuations may reduce our future operating results. In the 3 month period ended June 30, 2003 we reported $7.6 million of foreign exchange losses due to foreign currency fluctuations.

        We currently present our consolidated financial statements in Canadian dollars and in the near future expect to continue to report our operating results and financial position in Canadian dollars.

Acquisition of companies or technologies may result in disruptions to our business.

        As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any other acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

  •
  exposure to unknown liabilities of acquired companies;

  •
  higher than anticipated acquisition costs and expenses;

  •
  the difficulty and expense of integrating the operations and personnel of the companies;

  •
  disruption of our ongoing business;

  •
  diversion of management's time and attention;

  •
  failure to maximize our company's financial and strategic position by the successful incorporation of acquired technology;

  •
  the inability to implement uniform standards, controls, procedures and policies;

  •
  the loss of key employees and customers as a result of changes in management;

  •
  the incurrence of amortization expenses; and

  •
  possible dilution to our shareholders.

        In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

        Further, your holding in our company will be diluted if equity securities are issued in connection with any acquisition. If significant acquisitions are made for a cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. If we issue preference shares to collaborators, the holders of the preference shares could have rights senior to those of the holders of common shares. If debt is used to finance acquisitions, the debt holders would have rights senior to holders of common shares to make claims on our assets and the terms of any debt could restrict our operations, including our future ability to pay dividends on common shares. Acquisition financing may not be available on acceptable terms, if at all.

        In January 2003 we acquired Cohesion. Integration of the operations and business of Cohesion has focused on the outsourcing of the manufacturing, marketing and sales of the CoSeal and Adhibit products to Baxter Healthcare Corp. We cannot give assurances that the integration will achieve the anticipated benefits.

We may incur significant costs complying with environmental laws and regulations.

        Our research and development processes involve the use of hazardous and radioactive materials. We are subject to federal, provincial, local and other laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

        We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. At present, we are unable to issue any further stock options to our existing or candidate directors, officers and employees, which may negatively affect our ability to attract and retain those people. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues.

Risks Relating to the Offering

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

        Our common shares have been, and are likely to continue to be, highly volatile. For example, in the last 12 months, shares of our common stock traded on the Nasdaq National Market and the Toronto Stock Exchange have closed at a high of US$50.67 and CDN$69.22 respectively, and at a low of US$16.41 and CDN$25.145, respectively. Our share price could fluctuate significantly in the future for the following reasons:

  •
  a failure to successfully achieve the desired benefits of the acquisition of Cohesion;

  •
  future announcements concerning us or our competitors;

  •
  quarterly variations in operating results;

  •
  the introduction of new products or changes in product pricing policies by us or our competitors;

  •
  an acquisition or loss of significant customers, distributors and suppliers;

  •
  changes in earnings estimates by analysts;

  •
  changes in third-party reimbursement practices;

  •
  regulatory developments;

  •
  intellectual property developments;

  •
  reports of results of clinical trials, including the TAXUS trials;

  •
  the commencement of material litigation against us or our collaborators; or

  •
  fluctuations in the economy or general market conditions.

        In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

        In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management's attention and resources could be diverted from operating our business in order to respond to the litigation.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

        We were formed under the laws of British Columbia, Canada. Substantially all of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the United States. As a result, it may be impossible for U.S. investors to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a court in the United States based upon civil liability provisions of the U.S. federal securities laws. No treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments.

Laws and provisions in our memorandum and articles and shareholder rights plan could delay or deter a change in control.

        Our memorandum and articles allow the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Company Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders or, in some cases, holders of each class of shares. In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are at present no preference shares outstanding.

        In addition, we adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.

        Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months' severance pay in the event of a change of control of our company.

        Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

        Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

You will incur substantial and immediate dilution if you purchase shares in this offering.

        The offering price of our common shares will significantly exceed the net tangible book value of our common shares. Accordingly, if you purchase common shares in this offering, you will incur immediate and substantial dilution of your investment. If outstanding options and warrants to purchase, or rights to acquire, our common shares are exercised, you will incur additional dilution. See the section titled "Dilution."

Management has broad discretion as to the use of the proceeds from this offering.

        We intend to use the proceeds from this offering for clinical studies, research and product development, working capital and general corporate purposes, including possible future acquisitions. Our management will have broad discretion with respect to the use of proceeds from this offering. You will be relying on the judgment of our management about these uses. If we do not allocate the proceeds of this offering effectively or use the proceeds beneficially, our prospects, business, financial condition and results of operations could be harmed.

FORWARD-LOOKING STATEMENTS

        Our disclosure and analysis in this prospectus and in the documents incorporated by reference contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

  •
  information concerning possible or assumed future results of operations, trends in financial results and business plans;

  •
  statements about our product development activities and schedules;

  •
  statements about our expectations for regulatory approvals for any of our product candidates;

  •
  statements about our potential or prospects for future product sales and royalties;

  •
  statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;

  •
  statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

  •
  statements about the outcome of contingencies such as legal proceedings;

  •
  other statements about our plans, objectives, expectations and intentions; and

  •
  other statements that are not historical fact.

        In some cases, you can identify forward-looking statements by words such as "anticipate," "believe" or "intend," but the absence of those words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the section titled "Risk Factors" in this prospectus. Other factors besides those described in this prospectus could also affect actual results. You should carefully consider the factors described in the section titled "Risk Factors" in evaluating our forward-looking statements.

        You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements to reflect circumstances or events after the date of this prospectus, or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the applicable Canadian securities commissions or similar regulatory authorities or the Securities and Exchange Commission after the date of this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of common shares we are offering will be US$214 million (CDN$290 million), based on an assumed offering price of US$45.33 (CDN$61.39) per common share, the closing price of the common shares on the Nasdaq National Market on September 24, 2003, after deducting underwriting discounts and commissions and estimated offering expenses. We estimate that the net proceeds will be approximately US$246 million (CDN$334 million), if the over-allotment option is exercised in full.

        We currently expect to use approximately US$55 million (CDN$75 million) of the net proceeds of this offering for clinical studies, approximately US$55 million (CDN$75 million) for research and product development and approximately US$18 million (CDN$25 million) for working capital. We expect to use the remaining net proceeds for general corporate purposes, including acquisitions. In particular, we may use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business. However, we have no present agreements or commitments with respect to any acquisition or investment and we may not successfully complete any future acquisitions or investments. The amount of proceeds expended for any particular purpose also may vary based on a number of factors including the timing, extent, cost and progress of clinical studies and the regulatory approval process, opportunities for strategic alliances and collaborations, and our other operational needs. We reserve the right to reallocate the proceeds of this offering in response to these and other contingencies. Pending these uses, we expect to invest the net proceeds in short-term, interest-bearing investment grade securities.

        In addition to the funds raised under this prospectus, we may need to raise additional capital subsequent to this offering in order to meet our ongoing operations and business requirements.

DIVIDEND POLICY

        We have never declared or paid any cash or share dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash or share dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2003 on an actual basis and as adjusted to give effect to the application of the net proceeds, based on an assumed offering price of US$45.33 (CDN$61.39) per common share, the closing price of the common shares on the Nasdaq National Market on September 24, 2003, after deducting underwriting discounts and commissions and estimated offering expenses. The June 30, 2003 capitalization reflects the acquisition of Cohesion for which we issued 2,405,628 of our common shares, and the two-for-one stock split effective on March 17, 2003.

	As at June 30, 2003
(in thousands of Canadian dollars)	Actual	Adjustments(1)	As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$28,555	$—	$28,555
Short-term investments	94,409	$290,000	384,409

	$122,964	$290,000	$412,964

Long-term debt	$1,459	$—	$1,459
Shareholders' equity:
Preference shares — Class I (authorized — 50,000,000; outstanding — none)	—	—	—
Common shares (authorized — 200,000,000; outstanding, actual — 34,920,749; outstanding, as adjusted — 39,920,749)(1)(2)	281,461	290,000	571,461
Contributed surplus	5,036	—	5,036
Deficit	(98,740)	—	(98,740)
Cumulative translation adjustment	(391)	—	(391)

Total shareholders' equity	187,366	290,000	477,366

Total capitalization	$188,825	290,000	478,825

(1)
Reflects the receipt of the net proceeds from the sale of 5,000,000 common shares offered by the company at an assumed offering price of US$45.33 (CDN$61.39) per common share, after deducting underwriting discounts and commissions and estimated offering expenses. Excludes any common shares issued under the Underwriters' over-allotment option.

(2)
Excludes 4,720,493 common shares reserved with a weighted average exercise price of $27.39 and 297,254 common shares reserved with a weighted average exercise price of US$22.04, for issuance upon the exercise of options. Excludes common shares reserved for issuance pursuant to the exercise of rights to acquire 5,000 common shares under a license agreement.

DILUTION

        The net tangible book value of our common shares as of June 30, 2003 was approximately US$88 million, or approximately US$2.53 per common share. After giving effect to the sale of 5,000,000 common shares in this offering at an assumed offering price of US$45.33 per common share, the closing price of the common shares on the Nasdaq National Market on September 24, 2003, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value after the offering would be approximately US$302 million, or US$7.58 per common share.

        The net tangible book value per common share before the offering has been determined by dividing the net tangible book value, which equals total tangible assets less total liabilities, by the number of common shares outstanding at June 30, 2003. The offering will result in an increase in net tangible book value of US$5.05 per common share to existing investors and immediate dilution of US$37.75 per common share to new investors, or approximately 83% of the assumed offering price of US$45.33 per common share. Dilution is determined by subtracting pro forma net tangible book value per common share after the offering from the offering price. The following table illustrates this calculation of dilution:

Assumed Offering price per common share		US$45.33
Net tangible book value per common share at June 30, 2003	US$2.53
Increase per share attributable to new investors	US$5.05
Pro forma net tangible book value per common share after offering		US$7.58

Dilution per common share to new investors		US$37.75

        The net tangible book value at June 30, 2003 has been converted from Canadian dollars into U.S. dollars using end of period exchange rate data as of June 30, 2003 as set out in the section titled "Exchange Rate Data." This table does not assume the exercise of options or other rights to acquire common shares outstanding as of June 30, 2003 or the issuance of any common shares upon exercise of the Underwriters' over-allotment option. See the section titled "Capitalization."

RECENT ACQUISITION OF COHESION

        On January 31, 2003 we acquired all of the issued and outstanding share capital and related warrants and options of Cohesion Technologies, Inc. Cohesion's patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers and includes a significant number of issued U.S. patents and patent applications that are pending in the United States. Pursuant to that acquisition, we acquired the biosurgical products Adhibit, CoSeal and CoStasis. Cohesion's products and programs are based on a platform of proprietary technologies centered on collagen and hydrophilic polymers that quickly bond together inside the body and bind to tissue. Collagen is a common connective tissue in humans and animals, and hydrophilic polymers are chemical chain-like structures that dissolve easily in water. The acquisition provides us with the opportunity to drug-load approved medical devices and surgical implants and to accelerate product development timelines for our programs with the combined additional research, development, clinical and regulatory resources. Drug-loaded Adhibit, CoSeal, and CoStasis are in pre-clinical development. Several studies with CoSeal and Adhibit are underway to gain additional regulatory approvals in Europe, Canada and the United States. See the section titled "Prospectus Summary" and "Risk Factors" for further discussion about those surgical implants and the acquisition generally.

        The merger consideration totaled approximately $73.3 million (US$47.9 million, based on a January 31, 2003 exchange rate of CDN$1.00 equals US$0.6540), payable primarily through the issuance of 2,405,628 of our common shares. The total costs of the merger, excluding the consideration paid to Cohesion shareholders, was $2.9 million, including restructuring charges of $1.9 million. No valuation opinion was required or obtained for this transaction. Cohesion and its affiliates, associates and insiders were all at arm's length to us and our affiliates, associates and insiders. Since the date of the acquisition, Cohesion has affected our operating results by increasing our operating losses by $6.9 million for the five-month period from January 31, 2003 to June 30, 2003. This acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenue and expenses of Cohesion have been included in our interim unaudited consolidated financial statements from January 31, 2003, the date of acquisition. For more detailed information regarding the financial aspects of the Cohesion acquisition and its impact on us, see our pro forma financial statements incorporated by reference into this prospectus.

MANAGEMENT

        The following table sets forth the name, age and title of each of our executive officers and directors. Each director is elected by the shareholders at the annual general meeting and holds office until the next annual general meeting. Each officer holds office at the pleasure of our board of directors.

Name	Age	Title
William L. Hunter, MD, MSc.	40	President, Chief Executive Officer and Director
David M. Hall, BA, BComm	50	Chief Financial Officer, Corporate Secretary and Treasurer
Jeanne M. Bertonis, MSc., MBA	46	Chief Business Officer
David D. McMasters, Esq.	43	Vice President, Intellectual Property and General Counsel
Rui Avelar, MD, CCFP, DIP SPORT MED	40	Vice President Medical Affairs and Communications
George Y. Daniloff, MD, PhD	45	General Manager & Vice President, Research & Development
Ross R. Erickson, BA, MA	58	Vice President, Operations
Russell W. McDaniell, BS, AAS	53	Vice President, Sales
David Howard(1)(2)(3)	54	Chairperson and Director
John McDermott, MBA(2)(3)	43	Director
Kenneth Galbraith, CA(1)(2)	41	Director
Hartley T. Richardson(1)(3)	48	Director

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Governance Committee

Executive Officers and Directors

        The following are brief biographies of our senior management team and directors.

        William L. Hunter, MD, MSc, President, CEO, and Director.    Dr. Hunter is a founder and a member of our scientific and management teams. Dr. Hunter has co-authored many peer-reviewed publications and abstracts, funded research grants and numerous patents and patent applications since 1992. Dr. Hunter is active in the Science Council of British Columbia and serves as a director of Vigil Health Management Inc., The Michael Smith Foundation for Health Research and as an advisory board member for the Biotechnology MBA Program at the University of Western Ontario's Ivey School of Business. Dr. Hunter received his BSc from McGill University, Montreal in 1985 and his MSc and MD from the University of British Columbia in 1989 and 1992, respectively. Dr. Hunter has earned numerous awards including the 2002 BC Biotech Vision and Leadership Award, the 2001 Pacific Region Entrepreneur of the Year Award for Technology and Communications, British Columbia Science & Technology Award for Industrial Innovation, Business in Vancouver's Top 40 under 40, as well as the Caldwell Partners Canada's Top 40 under 40.

        David M. Hall, BA, BComm, Chief Financial Officer.    Mr. Hall has been an officer with us since 1994. Mr. Hall was previously the Corporate Development Officer for ID Biomedical Corporation, a research analyst for a Canadian investment dealer, and an equity portfolio manager for a large Canadian insurance company. Mr. Hall is a director of the University of British Columbia Technology

Equity Management Committee and a director of International Water-Guard Industries Inc. Mr. Hall received his BA in Economics (Honours) and BComm in Finance (Honours) from the University of Manitoba in 1975 and 1977, respectively.

        Jeanne M. Bertonis, MSc, MBA, Chief Business Officer.    Ms. Bertonis oversees all our business and corporate development functions, including mergers and acquisitions, strategic collaborations and marketing. She joined us in mid-year 2000 as Vice President, Corporate Development, bringing over a decade of experience building successful pharmaceutical and medical device companies. Prior to joining us, Ms. Bertonis served as Senior Director, Corporate Development at Genzyme Corporation where she spearheaded strategic projects and acquisitions for Genzyme Corporate and several core groups, focusing on the surgical and pharmaceutical divisions. Ms. Bertonis has also held the position of Senior Manager, Business Development with Guidant Corporation where she managed business development for its Vascular Intervention Division. She also has additional experience in business and research positions from other large pharmaceutical and biopharmaceutical companies including Eli Lilly & Company and Biogen, Inc. Ms. Bertonis holds a Master of Management Degree from J.L. Kellogg Graduate School of Northwestern University, a Master of Science Degree in Zoology from the University of Massachusetts and a Bachelor of Arts Degree in Biology from Vassar College. She was promoted to Chief Business Officer in March, 2003.

        David D. McMasters, Esq, Vice President, Intellectual Property and General Counsel. Mr. McMasters joined us in December 2000 from one of the leading intellectual property law firms in the United States, Seed Intellectual Property Law Group (previously Seed and Berry), where he most recently served as the firm's Managing Director and CEO. For over a decade with Seed, Mr. McMasters specialized in biotechnology and chemical patent matters as well as related litigation. He is responsible for overseeing all legal matters pertaining to the organization including patent, copyright and intellectual property matters, as well as the coordination of any legal matters handled by outside counsel. Mr. McMasters received his BSc in Microbiology and Immunology from the University of Washington and his J.D. from Northwestern University. He is a member of the Washington State Bar and is registered to practise before the U.S. Patent and Trademark Office.

        Rui Avelar, MD, CCFP, DIP SPORT MED, Vice President, Medical Affairs and Communications. Dr. Avelar joined us in December 2001 as Vice President Investor Relations and Communications. In January of 2003 he became the Vice President of Medical Affairs and Communications, expanding his role into our clinical trial programs. He is responsible for representing us to the investment community, and overseeing medical, public and media relations strategies. He is increasingly involved in medical market analysis, product development and clinical trial design. Prior to joining us, Dr. Avelar held a position as a securities analyst for Haywood Securities Inc. The 10 years prior, Dr. Avelar had an established medical practice, specializing in sports medicine. He remains active as a lecturer for Continuing Medical Education as well as the Team Physician for the Vancouver Canucks hockey organization. Dr. Avelar is a member of the College of Physicians and Surgeons of British Columbia and the Academy of Sports Medicine. He received his medical degree from the University of Toronto in 1989 and then went on to complete a residency. Dr. Avelar proceeded to receive additional training and his sports medicine certification from the Canadian Academy of Sports Medicine in Ottawa in 1994. His undergraduate studies included Microbiology, Biochemistry, Physics and Organic Chemistry.

        George Y. Daniloff, MD, PhD, General Manager & Vice President, Research & Development.    Dr. Daniloff joined us in February 2003 as General Manager and Vice President of Research and Development at Cohesion Technologies, Inc., our wholly-owned subsidiary. He was VP of Research and Development at Cohesion prior to Cohesion's acquisition by Angiotech. Dr. Daniloff has over 14 years of experience in the areas of research and product development at various pharmaceutical and medical device companies. Dr. Daniloff received his PhD in biochemistry from the Cardiology Research Center at the Academy of Medical Sciences in Moscow, and his Doctorate of Medicine from the State Medical University of Russia in Moscow. He has published numerous papers and is named on multiple patents.

He conducted postdoctoral research at the University of North Carolina, Chapel Hill, and also at St. Elizabeth's Medical Center in Boston, Massachusetts.

        Ross R. Erickson, BA, MA, Vice President, Operations.    Mr. Erickson joined us in February 2003 acting as Vice President, Operations, overseeing our operations as well as Cohesion's clinical, regulatory, quality assurance and quality control. Mr. Erickson was Vice President, Regulatory Affairs and Clinical Research at Cohesion prior to its acquisition by us. Mr. Erickson brings to Angiotech over 30 years of experience in the areas of clinical and regulatory affairs from various pharmaceutical and biotechnology companies, including ALZA Corporation, Applied Immune Sciences and Collagen Corporation. He was instrumental in getting six products through ten approvals in jurisdictions such as the United States, Europe, Canada, Australia and Japan. He received his MA (physiology) and BA (biology) from Western Michigan University and also completed the Stanford Graduate School of Business Executive Education Program.

        Russell W. McDaniell, BS, AAS, Vice President, Sales.    Mr. McDaniell joined us in February 2003 as Vice President of Sales at Cohesion. Mr. McDaniell joined Cohesion in 1999 as Director of Sales and was promoted to Vice President, Sales in March 2000. Prior to joining Cohesion, Mr. McDaniell was a co-founder and Vice President of CardioVention, Director of Sales at CardioThoracic Systems and Director of Sales for Sulzer-Carbomedics. Previous to that, he held various sales and sales management positions at Baxter. Mr. McDaniell holds a B.S. in marketing from Fairleigh Dickinson University and an A.A.S. in engineering from New York Technical College.

        David T. Howard, Chairperson of the Board, Director.    David Howard joined our board of directors in March 2000 and became Chairperson of the board of directors in September 2002. Mr. Howard is President and Chief Executive Officer of SCOLR, Inc. Prior to his current position, Mr. Howard was President & Chief Operating Officer of Novopharm International of Toronto, Ontario. He has held numerous other positions with the Novopharm group of companies.

        John McDermott, MBA, Director.    John McDermott joined the board of directors in September 1999. Mr. McDermott is the President of Bard Peripheral Vascular, a Division of C.R. Bard, Inc. Bard Peripheral Vascular is a medical device company focused on treatments for vascular and venous disease, dialysis access and maintenance and cancer detection. Bard entered into an exclusive, worldwide license and co-development agreement with us in December 1998 for perivascular paclitaxel for peripheral vascular applications.

        Kenneth H. Galbraith, CA, Director.    Kenneth Galbraith joined our board of directors in March 2000. Mr. Galbraith is the President of Gigha Consulting Ltd., a technology consulting and investment management company, formed in October 2000. Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 12 year tenure. Mr. Galbraith is a director of several private and public biotechnology companies, including Cardiome Pharma Corp., Micrologix Biotech Inc, Stressgen Biotechnologies Corporation and Neuro Discovery Inc. He is a former founding Director and Chairman of B.C. Biotechnology and a former Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network. Mr. Galbraith is currently a director of The Michael Smith Foundation for Health Research and the Fraser Health Authority. Mr. Galbraith received his Bachelor of Commerce (Honours) from the University of British Columbia in 1985 and was admitted as a Chartered Accountant in B.C. in 1988.

        Hartley T. Richardson, Director.    Hartley Richardson joined the board of directors in July 2002. Mr. Richardson is the President and Chief Executive Officer of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Manitoba. Mr. Richardson also serves as a Director of MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Asia Pacific Foundation of Canada, and the Business Council of Manitoba. Mr. Richardson's other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

DESCRIPTION OF SHARE CAPITAL

        Our authorized capital consists of 250,000,000 shares divided into 200,000,000 common shares without par value, of which, as of August 31, 2003, 35,297,724 are issued and outstanding, and 50,000,000 Class I Preference shares without par value, issuable in series, of which none are issued and outstanding. The board of directors is authorized to determine the rights and restrictions to be attached to the Class I Preference shares upon issuance.

        Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of Class I Preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders Class I Preference shares.

        The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented effective February 10, 1999 and ratified by the shareholders on March 16, 1999 and re-adopted by our shareholders on March 5, 2002. The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares. The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. If a bid is made to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise permitted by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price. Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution. The Plan is valid until the first shareholders meeting held after March 5, 2005.

CERTAIN TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS

        The following discussion generally summarizes certain material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares purchased pursuant to this prospectus by certain U.S. purchasers. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account Canadian provincial or territorial tax laws, U.S. state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based upon the tax laws of Canada and the United States as in effect on the date of this prospectus, which are subject to change with possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

Canadian Federal Income Tax Considerations

        The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a U.S. Resident who acquires common shares pursuant to this prospectus. As used in this summary of Canadian federal income tax considerations, the term "U.S. Resident" means a holder of common shares who: (A) for the purposes of the Income Tax Act (Canada) (i) is not, has not been and will not be or be deemed to be, resident in Canada at any time while he or she holds or held common shares (or other property for which common shares were substituted in a tax deferred transaction), (ii) deals at arm's length with us, (iii) holds the common shares as a capital property, (iv) in respect of whom the common shares are not "designated insurance property"; and in addition (B) for the purposes of the Canada-United States Income Tax Convention, 1980, or the Convention, is at all relevant times a resident of the United States and does not use or hold (and has never used or held) the common shares in carrying on a business through a permanent establishment in Canada or in connection with a fixed base in Canada which is available to such individual or corporation for the purpose of performing independent personal services. Common shares held by certain "financial institutions", as defined in the Income Tax Act (Canada), will generally not be capital property to such holders and will be subject to special "mark-to-market rules" contained in the Income Tax Act (Canada). This summary does not take into account these mark-to-market rules. U.S. holders which are financial institutions for the purposes of these rules or which otherwise do not hold their common shares as capital property should consult their own tax advisors.

        This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder, which we refer to in this prospectus as the Regulations, all specific proposals to amend the Income Tax Act (Canada) and the Regulations announced by the Minister of Finance (Canada) prior to the date of this prospectus, counsel's understanding of the current published administrative policies and assessing practices of Canada Customs and Revenue Agency and the Convention. This summary is not exhaustive of all potential Canadian tax consequences to a U.S. Resident and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account any provincial, territorial or foreign tax considerations.

  Taxation of Dividends on Common Shares

        Under the Income Tax Act (Canada), dividends on common shares paid or credited to a non-resident of Canada will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of the Convention. Under the Convention, a U.S. Resident will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Convention, dividends may be exempt from Canadian non-resident withholding tax if paid to certain U.S. Residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

  Disposition of Common Shares

        A U.S. Resident will not be subject to tax under the Income Tax Act (Canada) in respect of any capital gain realized by such U.S. Resident on a disposition of a common share acquired unless such common share constitutes "taxable Canadian property", as defined in the Income Tax Act (Canada), of the U.S. Resident at the time of disposition and the holder is not entitled to relief under the Convention. As long as the common shares are then listed on a prescribed stock exchange, which currently includes the Toronto Stock Exchange and the Nasdaq National Market, the common shares generally will not constitute taxable Canadian property of a U.S. Resident, unless at any time during the 60-month period immediately preceding the disposition the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or the U.S. Resident together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of our capital stock. In this case, the common shares will constitute taxable Canadian property to the U.S. Resident.

        If the common shares are taxable Canadian property to a U.S. Resident at the time of disposition, any capital gain realized on the disposition or deemed disposition of such common shares will, according to the Convention, generally not be subject to Canadian federal income tax unless the value of our shares at the time of the disposition of the common shares is derived principally from "real estate situated in Canada" within the meaning set out in the Convention. A U.S. Resident whose common shares are taxable Canadian property should consult their own advisors.

Material United States Federal Income Tax Considerations for United States Holders

        The following is a general description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. This summary is based on current provisions of the Internal Revenue Code of 1986, known as the Code, current U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and U.S. Treasury Regulations, all as in effect on the date of this prospectus and all of which are subject to change, possibly on a retroactive basis.

        This summary considers only U.S. Holders who will own common shares as capital assets, that is, generally as investments. For purposes of this discussion a U.S. Holder is: (i) an individual citizen or resident of the United States; (ii) a corporation or other entity organized in or under the laws of the United States or of any political subdivision thereof; if (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust. If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, holds common shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective purchaser of common shares that is a partnership, and the partners in such partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of common shares.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on the holder's individual circumstances. In particular, not addressed are the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special treatment, including (by way of example only): (i) broker-dealers in securities or currencies; (ii) life insurance companies, regulated investment companies or real estate investment trusts; (iii) banks, thrifts or other financial institutions or "financial services entities"; (iv) taxpayers who have elected mark-to-market accounting; (v) tax-exempt entities; (vi) taxpayers who hold common shares as a position in a "straddle," or as part of a "synthetic security" or "hedge," "conversion transaction" or other integrated investment; (vii) holders owning directly, indirectly or by attribution at least 10% of the voting power in the Company; and (viii) U.S. Holders whose functional currency is not the U.S. dollar.

        In addition, this discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or non-U.S. tax laws. Prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences to them of purchasing, holding or disposing of common shares.

  Distributions on Common Shares

        Subject to the discussion of the passive foreign investment company rules below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in the common shares and, to the extent that basis is exceeded, will be treated as capital gain from the sale or exchange of the common shares. Distributions paid on common shares will not be eligible for the dividends received deduction available in certain cases to U.S. corporations. The amount of any distribution paid in Canadian dollars that may be included in a U.S. Holder's income will be equal to the U.S. dollar value of the gross amount of the payment determined at the spot rate on the date of the distribution, regardless of whether the payment, in fact, is converted into U.S. dollars on such date. In the case of a distribution paid in Canadian dollars that is not converted by the U.S. Holder into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of such Canadian dollars, including an exchange for U.S. dollars, will be ordinary income or loss.

        From now through the end of any taxable year beginning before 2009, the qualified dividend income of non-corporate U.S. Holders will generally be subject to a maximum U.S. federal income tax rate of 15%. Because our shares trade on the Nasdaq National Market, dividends we pay to U.S. Holders during that period should generally constitute qualified dividend income, unless the Company is or becomes a passive foreign investment company as described below under "Passive Foreign Investment Company Status."

        In general, a U.S. Holder may elect to claim either a deduction or, subject to certain limitations, a "foreign tax credit" in computing its U.S. federal income tax liability for Canadian income tax withheld from dividends paid on common shares. However, limitations on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during a tax year do not exceed US$300 (US$600 for joint filers) if such individual's gross income for the tax year from non-U.S. sources consists solely of certain items of "passive income" reported on a "payee statement" furnished to the U.S. Holder. If a non-corporate U.S. Holder is subject to the limitations, then the amount of the qualified dividend income paid by the Company to a U.S. Holder that is subject to the reduced dividend income tax rate (described above) and that is taken into account for the purposes of calculating the U.S. Holder's U.S. foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend. Each prospective purchaser of common shares should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign tax credits.

  Taxation of the Disposition of Common Shares

        Subject to the discussion of the passive foreign investment company rules below, upon the sale, exchange or other disposition of common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder's tax basis in the common shares, which is usually the cost of the common shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate U.S. Holders for any taxable year beginning before 2009. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations.

  Passive Foreign Investment Company Status

        For U.S. federal income tax purposes, a foreign corporation generally will be classified as a passive foreign investment company, or PFIC, for any taxable year during which either (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income, or the Asset Test. For purposes of applying the foregoing tests, the assets and gross income of any corporation in which we are considered to own 25% or more of the shares (by value) will be proportionately attributed to us.

        Based on our current and projected income, assets and activities, we believe that we will not be classified as a PFIC currently or in the future. However, there can be no assurances that we are not or will not become a PFIC because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year; (ii) the value of our assets may vary significantly following the offering; (iii) we will own a substantial amount of passive assets after the offering; and (iv) the application of the relevant rules is not entirely clear in all respects.

        If we are a PFIC for any taxable year during which a U.S. Holder owns common shares, the U.S. Holder will be subject to special U.S. federal income tax rules, set forth in Sections 1291 to 1298 of the Code, with respect to the common shares. If a U.S. Holder does not make a "qualified electing fund" election, or QEF election, or a "mark-to-market" election, then a U.S. Holder of common shares who has held such shares during more than one taxable year would be required to report any gain on disposition of any common shares as ordinary income rather than capital gain and to compute the tax liability on such gain and on certain distributions as if the items had been earned ratably by the U.S. Holder over each day in the U.S. Holder's holding period (or a certain portion thereof) for the common shares and would be subject to the highest ordinary income tax rate for each taxable year other than the current year of the U.S. Holder in which the items were treated as having been earned regardless of the rate otherwise applicable to the U.S. Holder. Such U.S. Holder would also be liable for interest (which may be non-deductible by certain U.S. Holders) on the tax liability attributable to income allocable to prior years as if such liability had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the common shares as security for a loan may be treated as a taxable disposition. In addition, dividends from the Company would not be eligible for the 15% tax rate described above and a stepped-up basis in the common shares upon the death of an individual U.S. Holder may not be available.

        Both a QEF election and a mark-to-market election are subject to complex and specific rules and requirements. In particular, a QEF election requires that the PFIC agree to provide certain information to shareholders and meet certain other requirements. We make no representation that we will be willing or able to provide this information or meet these requirements if we are classified as a PFIC. U.S. Holders are strongly urged to consult their own tax advisors concerning the QEF election and the mark-to-market election if we are classified as a PFIC.

        A U.S. Holder who beneficially owns shares of a PFIC must file an annual return with the U.S. Internal Revenue Service on U.S. Internal Revenue Service Form 8621.

  Information Reporting and Back-up Withholding

        Payments in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 28% U.S. back-up withholding tax. Back-up withholding may apply unless the payee (i) is a corporation or other exempt recipient and, if required, demonstrates its status as such, or (ii) provides a U.S. taxpayer identification number, or TIN, which, for an individual, is usually his or her social security number, certifies that the TIN provided is correct and that the holder has not been notified by the U.S. Internal Revenue Service that it is subject to back-up withholding due to the under-reporting of interest or dividends, the U.S. Internal Revenue Service has not notified the payor that the TIN provided by the payee is incorrect, and otherwise complies with the applicable requirements of the back-up withholding rules. Back-up withholding is not an additional tax; rather, any amounts withheld under the back-up withholding rules will be allowed as a refund or credit against such payee's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service. A U.S. Holder who or that fails to provide a correct TIN, when requested, may also be subject to penalties. U.S. Holders should consult with their own tax advisors as to the application of the U.S. information reporting and back-up withholding rules.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement dated            , 2003, we have agreed to sell, and the underwriters named below, through their representatives, have severally agreed to purchase from us the following respective number of common shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

U.S. and International Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
Banc of America Securities LLC
Thomas Weisel Partners LLC
Adams, Harkness & Hill, Inc.

Total

Canadian Underwriters	Number of Shares
BMO Nesbitt Burns Inc.
Credit Suisse First Boston Canada Inc.
Raymond James Ltd.
Desjardins Securities Inc.
Merrill Lynch Canada Inc.
Sprott Securities Inc.

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the common shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the common shares offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        In the United States, the underwriters propose to offer the common shares to the public at the offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of US$            per share under the offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than US$            per share to other dealers. After the initial offering, representatives of the underwriters may change the offering price and other selling terms. In Canada, after the underwriters have made a bona fide effort to sell all of the common shares offered under this prospectus at the initial offering price fixed in this prospectus, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price. In this event, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common shares is less than the gross proceeds paid by the underwriters to us.

        The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the issuance of common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional common shares at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional common shares as the number of common shares to be purchased by it in the above table bears to the total number of common shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional common shares to the underwriters to the extent the option is exercised. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the 5,000,000 common shares are being offered. This prospectus qualifies for distribution any of our common shares that are issued pursuant to the exercise of the over-allotment option.

        This offering is being made concurrently in the United States and the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States through those underwriters who are registered to offer the common shares for sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in the above-mentioned Canadian provinces through the underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.

        The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Share	Without Option	With Option
	US$	US$	US$
Public offering price
Underwriting discount
Proceeds, before expenses, to Angiotech

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$1,181,000 and are payable by us.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under U.S. and Canadian securities laws, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our senior officers and directors have agreed, with exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our common shares or other securities convertible into or exchangeable or exercisable for our common shares or derivatives of our common shares owned by these persons prior to this offering or common shares issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus without the prior written consent of Merrill Lynch & Co. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. This lock-up provision applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

        Until the distribution of the common shares is completed, Securities and Exchange Commission rules may limit underwriters from bidding for and purchasing our common shares. However, in order to facilitate the offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares. Specifically, the underwriters may over-allot our common shares in connection with this offering, thus creating a short position in our common shares for their own account. A short position results when an underwriter sells more common shares than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common shares, the underwriters may bid for, and purchase, our common shares in the open market. Any of these activities may maintain the market price of our common shares at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, the Toronto Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

        In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the 1934 Exchange Act during a period before the commencement of offers or sales of common shares and extending through completion of the distribution. A passive market maker must display its bid at a price, not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, financial advisory and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

        Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase any common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. If the underwriters create a short position in common shares in connection with this offering, the underwriters may reduce that short position by purchasing common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

        At our request, the underwriters have reserved for sale, at the public offering price, up to 123,831 shares offered by this prospectus for sale to two of our licensees pursuant to prior contractual commitments made by us in connection with the license. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

LEGAL MATTERS

        Certain Canadian legal matters in connection with the offering will be passed upon on behalf of us by Irwin, White & Jennings, Vancouver, British Columbia and on behalf of the underwriters by Blake, Cassels & Graydon LLP, Vancouver, British Columbia. Certain U.S. legal matters in connection with the offering will be passed upon on behalf of us by Heller Ehrman White & McAuliffe LLP, Menlo Park, California and on behalf of the underwriters by Latham & Watkins LLP, Costa Mesa, California. As of the date hereof, partners and associates of Irwin, White & Jennings and Blake, Cassels & Graydon LLP own beneficially, directly and indirectly, less than 1% of the common shares.

EXPERTS

        Ernst & Young LLP (Vancouver), independent chartered accountants, have audited our consolidated financial statements included in our Annual Report for the year ended September 30, 2002 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's (Vancouver) report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP (Palo Alto), independent auditors, have audited the consolidated financial statements of Cohesion Technologies, Inc. included in Angiotech Pharmaceuticals, Inc.'s Material Change Report dated September 18, 2003 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The consolidated financial statements of Cohesion are incorporated by reference in reliance on Ernst & Young LLP's (Palo Alto) report, given on their authority as experts in accounting and auditing.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are Ernst & Young LLP, Chartered Accountants, 22nd Floor, 700 West Georgia Street, Vancouver, BC V7Y 1C7.

        The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia and in the United States is Computershare Trust Company, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado. These offices and the principal offices of Computershare Trust Company of Canada in the city of Toronto can effect transfers and make deliveries of certificates for common shares.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents have been filed with the securities commission or similar authority in each of the provinces of Canada where this short form prospectus is being filed and are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

  (a)
  our Annual Information Form dated January 29, 2003 including management's discussion of operating results;

  (b)
  our comparative audited consolidated financial statements for the years ended September 30, 2002, 2001 and 2000, together with the notes thereto and the auditors' report thereon;

  (c)
  our comparative unaudited consolidated financial statements for the three months ended December 31, 2002 and December 31, 2001 including management's discussion of operating results contained therein;

  (d)
  our comparative unaudited consolidated financial statements for the six months ended March 31, 2003 and March 31, 2002, including management's discussion of operating results contained therein;

  (e)
  our comparative unaudited consolidated financial statements for the nine months ended June 30, 2003 and June 30, 2002, including management's discussion of operating results contained therein;

  (f)
  the Information Circular dated January 20, 2003 relating to our Annual General Meeting of shareholders held on March 3, 2003, except the information set out therein relating to the composition of the compensation committee and its report on executive compensation and corporate governance and any performance graph therein;

  (g)
  a Material Change Report dated February 3, 2003 pertaining to the acquisition of Cohesion Technologies, Inc.;

  (h)
  a Material Change Report dated February 12, 2003 pertaining to the appointment of two new officers;

  (i)
  a Material Change Report dated February 18, 2003 pertaining to the initiation by Boston Scientific of the launch of its TAXUS paclitaxel-eluting stent in Europe and other international markets;

  (j)
  a Material Change Report dated February 25, 2003 pertaining to the grant by us to Baxter Healthcare Corporation of the right to sell, market and distribute the surgical sealant product, CoSeal, and the surgical anti-adhesion product, Adhibit;

  (k)
  a Material Change Report dated March 4, 2003 pertaining to the approval by shareholders of a two-for-one stock split;

  (l)
  a Material Change Report dated March 19, 2003 pertaining to the positive results on the Pilot Phase I Psoriasis Study using PAXCEED;

  (m)
  a Material Change Report dated March 31, 2003 pertaining to the announcement by Boston Scientific of 12-month follow up data on their TAXUS II clinical trial;

  (n)
  a Material Change Report dated April 22, 2003 pertaining to the grant by us to Baxter Healthcare Corporation of the right to manufacture the surgical sealant product, CoSeal, and the surgical anti-adhesion product, Adhibit;

  (o)
  a Material Change Report dated June 3, 2003 pertaining to the payment by Boston Scientific of a sales milestone license fee to us;

  (p)
  a Material Change Report dated June 20, 2003 pertaining to the announcement by Boston Scientific of its filing with the FDA of the fifth and final module of its Pre-Market Application for the TAXUS Express2 paclitaxel-eluting coronary stent system;

  (q)
  a Material Change Report dated September 9, 2003 pertaining to the announcement by us of an intention to change its year end from September 30 to December 31 effective December 31, 2003;

  (r)
  a Material Change Report dated September 11, 2003 pertaining to the announcement by Boston Scientific Corporation that it received approval for the sale of its TAXUS Express paclitaxel-eluting coronary stent system in Canada;

  (s)
  a Material Change Report dated September 15, 2003 pertaining to the announcement by Boston Scientific Corporation pertaining to its TAXUS IV trial results;

  (t)
  a Material Change Report dated September 16, 2003 pertaining to the announcement by the FDA pertaining to its special panel meeting with Boston Scientific regarding FDA approval for the TAXUS Express paclitaxel-eluting coronary stent system;

  (u)
  a Material Change Report dated September 18, 2003 pertaining to pro forma financial information and consolidated financial statements for Cohesion Technologies, Inc. as at December 31, 2002 and December 31, 2001, and for the year ended December 31, 2002, the six-month period ended December 31, 2001 and the years ended June 30, 2001 and June 30, 2000, together with the notes thereto and the auditors' report thereon, filed as "Other" under Angiotech's filings found on www.sedar.com; and

  (v)
  a Material Change Report dated September 19, 2003 pertaining to the filing of a preliminary short form prospectus in all Canadian provinces and the filing of a registration statement on Form F-10 for the offering of 5,000,000 common shares in Canada, the United States and internationally.

        Any documents of the type referred to above and any material change report, excluding confidential reports, filed by us with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this short form prospectus.

        Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

        All disclosure contained in a supplemented PREP prospectus that is not contained in the base PREP prospectus will be incorporated by reference into the base PREP prospectus as of the date of the supplemented PREP prospectus.

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, at Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia, V6A 1B6. You may call us at (604) 221-7676. For the purpose of the Province of Quebec, this short form prospectus contains information to be completed by consulting the permanent information record, a copy of which permanent information record may also be obtained from the Corporate Secretary at the address noted above. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained by accessing the website located at www.sedar.com.

ADDITIONAL INFORMATION

        We have filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10, which together with all amendments and supplements thereto, we refer to as the Registration Statement under the U.S. Securities Act, with respect to the common shares offered hereby. This prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us, and the common shares offered hereby, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

        We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Under a multi-jurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, we are not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Securities and Exchange Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549.

        Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at www.sec.gov that contains certain reports and information filed by registrants, like us, who file documents electronically with the Securities and Exchange Commission. The common shares are quoted on the Nasdaq National Market and reports and other information concerning us may be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006-1500.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the Securities and Exchange Commission as part of the Registration Statement of which this prospectus forms a part: the documents referred to under the heading "Documents Incorporated by Reference"; Consent of Ernst & Young LLP (Vancouver); Consent of Ernst & Young LLP (Palo Alto); Consent of Irwin, White & Jennings; Consent of Heller Ehrman White & McAuliffe LLP; Consent of Blake Cassels & Graydon LLP; Consent of Latham & Watkins LLP; and Powers of Attorney.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Section 128 of the Company Act (British Columbia), or the BCCA, provides:
(1)
A company, with the approval of the court, may indemnify a person who is a director or former director of the company or a director or former director of a corporation of which the company is or was a shareholder, and the person's heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by the person, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director, including an action brought by the company or corporation, if
(a) the person acted honestly and in good faith with a view to the best interests of the corporation of which the person is or was a director; and
(b) in the case of a criminal or administrative action or proceeding, the person had reasonable grounds for believing that the person's conduct was lawful.
(2)
The court, on the application of a company, director or a former director, may make an order approving an indemnity under this section, and the court may make any further order it considers appropriate.
(3)	On an application under subsection (2) the court may order notice to be given to any interested person.
(4)	A company may purchase and maintain insurance for the benefit of a person referred to in this section against any liability incurred by the person as a director or officer.
(5)	Subsections (1) to (3) apply to officers or former officers of a company or of a corporation of which the company is or was a shareholder.
In accordance with the BCCA, the Articles of the Company provide that:
19.1
Subject to the provisions of the Company Act, the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or a former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2
Subject to the provisions of the Company Act, the directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a director) and his heirs and personal representatives against all costs, charges and expenses, whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition, the Company shall indemnify the secretary or an assistant secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the secretary by the Company Act or these Articles and each such secretary and assistant secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.
19.3
The failure of a director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.
19.4
The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such director, officer, employee or agent.

        A policy of directors' and officers' liability insurance is maintained by the Company which insures directors and officers for certain losses as a result of claims, other than those excluded by the insurance policy, against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provisions under the articles and the BCCA. The Company has also entered into indemnity agreements with its directors and certain executive officers which require the Company to indemnify the director or executive officer and his or her heirs or personal representatives against all costs, charges and expenses actually and reasonably incurred by the indemnified person arising out of or relating to any civil, criminal or administrative action or proceeding to which the indemnified person is or was made a party or is or was threatened to be made a party, by reason of having been a director or officer of the Company or any subsidiary of the Company, including without limitation any action brought by the Company or any subsidiary of the Company. The Company is not required to indemnify the indemnified person pursuant to the indemnity agreement if the indemnified person did not with respect to the act or matter giving rise to the proposed indemnification:

  •
  act honestly and in good faith with a view to the best interests of the Company or the subsidiary of the Company, or

  •
  in the case of a criminal or administrative action or proceeding, have reasonable grounds for believing that his or her conduct was lawful.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

Exhibit Number	Description
3.1	Form of Underwriting Agreement.
4.1
Annual Information Form of the Company dated January 29, 2003 for the year ended September 30, 2002 (incorporated by reference to the Company's Report on Form 40-F for the year ended September 30, 2002, filed on January 30, 2003 with the Securities and Exchange Commission).
4.2
Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended September 30, 2002 and September 30, 2001, which is contained in the Company's 2002 Annual Report (incorporated by reference to Exhibits 2(a) and 2(b) of the Company's 2002 Annual Report on Form 40-F for the year ended September 30, 2002, filed on January 30, 2003 with the Securities and Exchange Commission).
4.3
Information Circular of the Company dated January 20, 2003, distributed in connection with the Company's Annual General Meeting of Shareholders held on March 3, 2003 (incorporated by reference to Exhibit 2 of the Company's Report on Form 6-K, filed on January 31, 2003 with the Securities and Exchange Commission).
4.4
Annual Financial Statements of the Company for the years ended September 30, 2002 and 2001, which are contained in the Company's 2002 Annual Report (incorporated by reference to Exhibit 2(ii) of the Company's Report on Form 40-F for the year ended September 30, 2002, filed on January 30, 2003 with the Securities and Exchange Commission).
4.5
Unaudited Financial Statements of the Company for the three, six and nine months ended December 31, 2002 and 2001, March 31, 2003 and 2002 and June 30, 2003 and 2002 (incorporated by reference to the Company's Reports on Form 6-K filed on February 11, 2003, May 14, 2003 and August 14, 2003 respectively, with the Securities and Exchange Commission).
4.6
Management's Discussion and Analysis of Financial Condition and Results of Operations for the three, six and nine months ended December 31, 2002 and 2001, March 31, 2003 and 2002 and June 30, 2003 and 2002 (incorporated by reference to Exhibit 1 of the Company's Current Reports on Form 6-K filed on February 11, 2003, May 14, 2003 and August 14, 2003 respectively, with the Securities and Exchange Commission).
4.7
Material Change Report dated February 3, 2003 pertaining to the acquisition of Cohesion (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 5, 2003 with the Securities and Exchange Commission).
4.8
Material Change Report dated February 12, 2003 pertaining to the appointment of two new officers (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 13, 2003 with the Securities and Exchange Commission).
4.9
Material Change Report dated February 18, 2003 pertaining to the initiation by Boston Scientific of the launch of its TAXUS paclitaxel-eluting stent in Europe and other international markets (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 20, 2003 with the Securities and Exchange Commission).

4.10
Material Change Report dated February 25, 2003 pertaining to the grant by the Company to Baxter of the right to sell, market and distribute the surgical sealant product, CoSeal, and the surgical anti-adhesion product, Adhibit (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 25, 2003 with the Securities and Exchange Commission).
4.11
Material Change Report dated March 4, 2003 pertaining to the approval by shareholders of a two-for-one stock split (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on March 5, 2003 with the Securities and Exchange Commission).
4.12
Material Change Report dated March 19, 2003 pertaining to the positive results on the Pilot Phase I Psoriasis Study using PAXCEED (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on March 19, 2003 with the Securities and Exchange Commission).
4.13
Material Change Report dated March 31, 2003 pertaining to the announcement by Boston Scientific of 12-month follow up data on TAXUS II clinical trial (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on April 2, 2003 with the Securities and Exchange Commission).
4.14
Material Change Report dated April 22, 2003 pertaining to the grant by the Company to Baxter of the right to manufacture the surgical sealant product, CoSeal, and the surgical anti-adhesion product, Adhibit (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on April 23, 2003 with the Securities and Exchange Commission).
4.15
Material Change Report dated June 3, 2003 pertaining to the payment by Boston Scientific of a sales milestone license fee to the Company (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on June 4, 2003 with the Securities and Exchange Commission).
4.16
Material Change Report dated June 20, 2003 pertaining to the announcement by Boston Scientific of its filing with the FDA of the fifth and final module of its Pre-Market Application for the TAXUS Express2 paclitaxel-eluting coronary stent system (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on June 23, 2003 with the Securities and Exchange Commission).
4.17
Material Change Report dated September 9, 2003 pertaining to the announcement by the Company of an intention to change its year end from September 30 to December 31 effective December 31, 2003 (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 9, 2003 with the Securities and Exchange Commission).
4.18
Material Change Report dated September 11, 2003 pertaining to the announcement by Boston Scientific that it received approval for the sale of its TAXUS Express paclitaxel-eluting coronary stent system in Canada (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 11, 2003 with the Securities and Exchange Commission).
4.19
Material Change Report dated September 15, 2003 pertaining to the announcement by Boston Scientific Corporation pertaining to its TAXUS IV trial results (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 15, 2003 with the Securities and Exchange Commission).

4.20
Material Change Report dated September 16, 2003 pertaining to the announcement by the FDA pertaining to its special meeting with Boston Scientific regarding FDA approval for the TAXUS Express paclitaxel-eluting coronary stent system (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 16, 2003 with the Securities and Exchange Commission).
4.21
Material Change Report dated September 18, 2003 pertaining to pro forma financial information, and consolidated financial statements for Cohesion as at December 31, 2002, December 31, 2001, and for the year ended December 31, 2002, the six-month period ended December 31, 2001 and the years ended June 30, 2001 and June 30, 2002, together with the notes thereto and the auditor's thereon (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 18, 2003 with the Securities and Exchange Commission).
4.22
Material Change Report dated September 19, 2003 pertaining to the filing of a preliminary short form prospectus in all Canadian provinces and the filing of a registration statement on Form F-10 for the offering of 5,000,000 common shares in Canada, the United States and internationally (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 19, 2003 with the Securities and Exchange Commission).
5.1	Consent of Ernst & Young LLP (Vancouver).
5.2	Consent of Ernst & Young LLP (Palo Alto).
5.3	Consent of Irwin, White & Jennings.
5.4	Consent of Blake, Cassels & Graydon LLP.
5.5	Consent of Heller Ehrman White & McAuliffe LLP.
5.6	Consent of Latham & Watkins LLP.
6.1*	Powers of Attorney.

*
Previously filed.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 25th day of September, 2003.

ANGIOTECH PHARMACEUTICALS, INC.
By:	/s/ WILLIAM L. HUNTER William L. Hunter, MD, MSC Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

* William L. Hunter, MD, MSC	Chief Executive Officer and President (Principal Executive Officer)	September 25, 2003
* David M. Hall	Chief Financial Officer (Principal Financial and Accounting Officer)	September 25, 2003
* David T. Howard	Chairman	September 25, 2003
* Kenneth H. Galbraith	Director	September 25, 2003
* John McDermott	Director	September 25, 2003
* Hartley T. Richardson	Director	September 25, 2003
*By:	/s/ WILLIAM L. HUNTER William L. Hunter Attorney-in-fact

III-2

        Pursuant to the requirements of the Securities Act of 1933, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Angiotech Pharmaceuticals, Inc. in the United States, in the City of Seattle, State of Washington, on this 25th day of September, 2003.

By:	/s/ KEVIN F. KELLY Kevin F. Kelly, Esq. Heller Ehrman White & McAuliffe LLP

III-3

EXHIBIT INDEX

Exhibit Number	Description
3.1	Form of Underwriting Agreement.
4.1
Annual Information Form of the Company dated January 29, 2003 for the year ended September 30, 2002 (incorporated by reference to the Company's Report on Form 40-F for the year ended September 30, 2002, filed on January 30, 2003 with the Securities and Exchange Commission).
4.2
Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended September 30, 2002 and September 30, 2001, which is contained in the Company's 2002 Annual Report (incorporated by reference to Exhibits 2(a) and 2(b) of the Company's 2002 Annual Report on Form 40-F for the year ended September 30, 2002, filed on January 30, 2003 with the Securities and Exchange Commission).
4.3
Information Circular of the Company dated January 20, 2003, distributed in connection with the Company's Annual General Meeting of Shareholders held on March 3, 2003 (incorporated by reference to Exhibit 2 of the Company's Report on Form 6-K, filed on January 31, 2003 with the Securities and Exchange Commission).
4.4
Annual Financial Statements of the Company for the years ended September 30, 2002 and 2001, which are contained in the Company's 2002 Annual Report (incorporated by reference to Exhibit 2(ii) of the Company's Report on Form 40-F for the year ended September 30, 2002, filed on January 30, 2003 with the Securities and Exchange Commission).
4.5
Unaudited Financial Statements of the Company for the three, six and nine months ended December 31, 2002 and 2001, March 31, 2003 and 2002 and June 30, 2003 and 2002 (incorporated by reference to the Company's Reports on Form 6-K filed on February 11, 2003, May 14, 2003 and August 14, 2003 respectively, with the Securities and Exchange Commission).
4.6
Management's Discussion and Analysis of Financial Condition and Results of Operations for the three, six and nine months ended December 31, 2002 and 2001, March 31, 2003 and 2002 and June 30, 2003 and 2002 (incorporated by reference to Exhibit 1 of the Company's Current Reports on Form 6-K filed on February 11, 2003, May 14, 2003 and August 14, 2003 respectively, with the Securities and Exchange Commission).
4.7
Material Change Report dated February 3, 2003 pertaining to the acquisition of Cohesion (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 5, 2003 with the Securities and Exchange Commission).
4.8
Material Change Report dated February 12, 2003 pertaining to the appointment of two new officers (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 13, 2003 with the Securities and Exchange Commission).
4.9
Material Change Report dated February 18, 2003 pertaining to the initiation by Boston Scientific of the launch of its TAXUS paclitaxel-eluting stent in Europe and other international markets (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 20, 2003 with the Securities and Exchange Commission).
4.10
Material Change Report dated February 25, 2003 pertaining to the grant by the Company to Baxter of the right to sell, market and distribute the surgical sealant product, CoSeal, and the surgical anti-adhesion product, Adhibit (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on February 25, 2003 with the Securities and Exchange Commission).

4.11
Material Change Report dated March 4, 2003 pertaining to the approval by shareholders of a two-for-one stock split (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on March 5, 2003 with the Securities and Exchange Commission).
4.12
Material Change Report dated March 19, 2003 pertaining to the positive results on the Pilot Phase I Psoriasis Study using PAXCEED (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on March 19, 2003 with the Securities and Exchange Commission).
4.13
Material Change Report dated March 31, 2003 pertaining to the announcement by Boston Scientific of 12-month follow up data on TAXUS II clinical trial (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on April 2, 2003 with the Securities and Exchange Commission).
4.14
Material Change Report dated April 22, 2003 pertaining to the grant by the Company to Baxter of the right to manufacture the surgical sealant product, CoSeal, and the surgical anti-adhesion product, Adhibit (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on April 23, 2003 with the Securities and Exchange Commission).
4.15
Material Change Report dated June 3, 2003 pertaining to the payment by Boston Scientific of a sales milestone license fee to the Company (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on June 4, 2003 with the Securities and Exchange Commission).
4.16
Material Change Report dated June 20, 2003 pertaining to the announcement by Boston Scientific of its filing with the FDA of the fifth and final module of its Pre-Market Application for the TAXUS Express2 paclitaxel-eluting coronary stent system (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on June 23, 2003 with the Securities and Exchange Commission).
4.17
Material Change Report dated September 9, 2003 pertaining to the announcement by the Company of an intention to change its year end from September 30 to December 31 effective December 31, 2003 (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 9, 2003 with the Securities and Exchange Commission).
4.18
Material Change Report dated September 11, 2003 pertaining to the announcement by Boston Scientific that it received approval for the sale of its TAXUS Express paclitaxel-eluting coronary stent system in Canada (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 11, 2003 with the Securities and Exchange Commission).
4.19
Material Change Report dated September 15, 2003 pertaining to the announcement by Boston Scientific Corporation pertaining to its TAXUS IV trial results (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 15, 2003 with the Securities and Exchange Commission).
4.20
Material Change Report dated September 16, 2003 pertaining to the announcement by the FDA pertaining to its special meeting with Boston Scientific regarding FDA approval for the TAXUS Express paclitaxel-eluting coronary stent system (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 16, 2003 with the Securities and Exchange Commission).

4.21
Material Change Report dated September 18, 2003 pertaining to pro forma financial information, and consolidated financial statements for Cohesion as at December 31, 2002, December 31, 2001, and for the year ended December 31, 2002, the six-month period ended December 31, 2001 and the years ended June 30, 2001 and June 30, 2002, together with the notes thereto and the auditor's thereon (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 18, 2003 with the Securities and Exchange Commission).
4.22
Material Change Report dated September 19, 2003 pertaining to the filing of a preliminary short form prospectus in all Canadian provinces and the filing of a registration statement on Form F-10 for the offering of 5,000,000 common shares in Canada, the United States and internationally (incorporated by reference to Exhibit 1 of the Company's Current Report on Form 6-K filed on September 19, 2003 with the Securities and Exchange Commission).
5.1	Consent of Ernst & Young LLP (Vancouver).
5.2	Consent of Ernst & Young LLP (Palo Alto).
5.3	Consent of Irwin, White & Jennings.
5.4	Consent of Blake, Cassels & Graydon LLP.
5.5	Consent of Heller Ehrman White & McAuliffe LLP.
5.6	Consent of Latham & Watkins LLP.
6.1*	Powers of Attorney.

*
Previously filed.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PACLITAXEL-COATED CORONARY STENT PROGRAM
DRUG-LOADED VASCULAR WRAP PROGRAM
TABLE OF CONTENTS
PROSPECTUS SUMMARY
Angiotech Pharmaceuticals, Inc.
The Offering
Summary Financial Information
EXCHANGE RATE DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
RECENT ACQUISITION OF COHESION
MANAGEMENT
DESCRIPTION OF SHARE CAPITAL
CERTAIN TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
ADDITIONAL INFORMATION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Exhibits
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX